Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO  63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

July 19, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. John M. Ganley
Re:	MacKenzie Realty Capital, Inc. (the “Fund” or the “Company”)
Registration Statement on Form N-2 filed July 19, 2013
Pre-effective Amendment No. 2
File Numbers 333-181853

To the Commission:

The Fund hereby requests that the effective date of its registration statement on Form N-2 (the “Registration Statement”) (File Number 333-181853) be accelerated by the Securities and Exchange Commission (the “Commission”) as effective immediately on July 22, 2013 or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Fund hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission form taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact me at the number above should you have any questions or concerns and please notify me when this request for acceleration has been granted.

Sincerely,
/s/ DANIEL A. PETERSON
Partner

DAP

Husch Blackwell LLP